Contact:       Cynthia M. Ciangio
               (215) 963-6306
For Release:   Immediately
               October 19, 1994

BELL ATLANTIC REPORTS STRONG THIRD-QUARTER 1994 RESULTS WITH
RECORD WIRELESS GROWTH

PHILADELPHIA, October 19, 1994 -- Bell Atlantic Corporation (NYSE: BEL) today said that solid 1994 third-quarter results before previously announced charges reflect strong demand in its network business and record customer growth in its wireless operations.

The company reported a 1994 third-quarter loss of $4.29 per share, including previously announced non-cash charges of $5.20 per share. Earnings for the quarter, excluding these charges, were $.91 per share. For purposes of comparability, reported earnings of $.87 per share for the third quarter of 1993 should be reduced to $.86 per share to reflect $.03 per share for the effect in the current quarter of the company's recent investments in Grupo Iusacell, S.A. de C.V., partially offset by an extraordinary charge of $.02 per share for the early retirement of debt. After adjustments in both years, earnings for the third quarter of 1994 were 5.8 percent higher than the same period in 1993 and year-to-date earnings were 9.5 percent higher than the first nine months of 1993.

"The sound fundamentals of our core businesses give us confidence that, excluding these special charges, we will meet our target for earnings growth in 1994," said Bell Atlantic Chairman and Chief Executive Officer Raymond W. Smith. "Our recently announced strategic initiatives are major steps in an aggressive, multi-year campaign to respond to competition in our traditional markets and to improve our position to pursue opportunities in new high-growth markets to enhance shareowner value."

These initiatives support plans to aggressively deploy new technology, reduce costs while improving customer service levels, and adopt accounting methodology appropriate for a competitive rather than a regulated industry environment. These charges included: $4.92 per share (or $2.15 billion) related to the discontinuance of accounting for the effects of certain types of regulation and the revaluation of telephone plant; $.23 per share (or $99.5 million) for costs associated with the separation of employees who are entitled to benefits under existing separation pay plans, including those who are part of a workforce reduction of 5,600 employees over a three-year period; and $.05 per share (or $22.3 million) related to the disposition of certain non-strategic investments.

After comparability adjustments in both periods, net income was $397.4 million in the third quarter of 1994, an increase of 5.8 percent over the third quarter of 1993. Total operating revenues for the third quarter of 1994 were $3.42 billion, an increase of 3.8 percent compared with $3.29 billion for the same period last year. Excluding the company's financial services businesses which have been de-emphasized, revenues increased by 6.0 percent.

The company's wireless business had its third consecutive quarter of record growth, with the customer base increasing 57.5 percent over the same date last year for a total of 1.45 million subscribers at September 30, 1994. Revenue in the wireless business increased 45.6 percent over the third quarter of 1993.

"Our wireless business continues to show very strong results and accelerated growth patterns," Smith said. "We have set an objective for domestic customer growth of between 55 percent and 60 percent for the calendar year, and we are confident that we can achieve this growth. In August, we completed the final stage of our acquisition of a 42 percent economic interest and 44 percent voting interest in Grupo Iusacell, S.A. de C.V., Mexico's largest independent cellular company. This is further demonstration of our plans to be a leading wireless carrier in the North American marketplace."

Total operating expenses were $2.82 billion for the third quarter of 1994, compared with $2.57 billion for the third quarter of 1993. Excluding the charge in the third quarter of 1994 for costs associated with the separation of employees, operating expenses increased by 3.6 percent, or $94 million.

Total minutes of use increased by 9.0 percent over the third quarter of 1993. Access lines at the end of the quarter totalled 19.0 million, an increase of 514,100 lines, or 2.8 percent, versus the end of the third quarter of 1993. Business and Centrex access lines increased 3.6 percent and 5.4 percent, respectively, over totals at the end of the third quarter of 1993.

Smith said that he sees significant opportunities in enhanced entertainment and interactive multimedia on the horizon, and the company continues to pursue these higher growth markets. "We have had a very successful technical trial of our video-on-demand product and are anticipating FCC approval for a market trial in northern Virginia. We're continuing to pursue both national and global affiliations and partnerships that will create the content, establish the standards, and develop the operating platforms that will drive market acceptance of interactive multimedia," Smith said. "We are seeking ways to extend our market reach and range of expertise, as well as spread the development costs of the new businesses, leveraging our existing strengths and putting us on a higher growth curve in the future."

Bell Atlantic Corporation, based in Philadelphia, is the parent of companies which provide a full array of local exchange telecommunications services in New Jersey, Pennsylvania, Delaware, Maryland, Virginia, West Virginia, and Washington, D.C. The corporation is at the forefront of developing a variety of new products, including video, entertainment, and information services.

Bell Atlantic also is the parent of one of the nation's largest cellular carriers and has an ownership position in cellular properties internationally, including a 42 percent economic interest in Grupo Iusacell, S.A. de C.V., Mexico's largest independent cellular company. In addition, Bell Atlantic owns an interest in Telecom Corporation of New Zealand and is the parent of companies that provide business systems services for customer-based information technology throughout the U.S.
and internationally.



###
BELL ATLANTIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Income (unaudited)
(In millions, except per-share amounts)
                         Three months ended  Nine months ended
                         September 30             September 30
                         1994*     1993      1994*     1993**
Operating Revenues
   Communications and Related
      Services            $3,374.6  $3,181.1  $9,966.0  $9,340.3
   Financial, Real Estate,
     and Other Services       40.7     108.5      216.6     332.7
Total operating revenues   3,415.3   3,289.6   10,182.6   9,673.0

Operating Expenses
   Employee costs, including benefits
     and taxes             1,236.2   1,036.6    3,312.9   3,008.6
   Depreciation and
     amortization            674.7     657.1    1,972.4   1,895.3
   Other                     913.4     875.2    2,760.0   2,578.7
Total operating expenses   2,824.3   2,568.9    8,045.3   7,482.6

Operating Income             591.0     720.7    2,137.3   2,190.4

Other income and expense,
   net                         2.5      25.2       69.1      59.0
Interest expense, excluding
   Financial Services        153.6     151.4      437.4     470.8
Income before provision for income
   taxes, extraordinary items, and
   cumulative effect of changes in
   accounting principles     439.9     594.5    1,769.0   1,778.6
Provision for income taxes   164.2     207.8      682.0     634.2
Income before extraordinary items and
   cumulative effect of changes in
   accounting principles     275.7     386.7    1,087.0   1,144.4
Extraordinary items:
   Discontinuation of regulatory accounting
      principles, net of tax (2,150.0)  --     (2,150.0)    --
   Early extinguishment of debt,
     net of tax               --       (8.2)       (6.7)    (54.3)
Total extraordinary items    (2,150.0) (8.2)   (2,156.7)    (54.3)
Cumulative effect of changes in
   accounting principles:
      Income taxes            --        --         --        65.2
      Post-employment benefits,
       net of tax             --        --        --        (85.0)
Total cumulative effect of
    changes in accounting
     principles               --        --        --        (19.8)

Net Income (Loss)          $(1,874.3) $378.5  $(1,069.7 )$ 1,070.3

* Effective August 1, 1994, the company's telephone subsidiaries discontinued application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation."

** Restated in the fourth quarter of 1993 to reflect the cumulative effect of the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits," effective January
1, 1993.

BELL ATLANTIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Income (unaudited) -- continued (In millions, except per-share amounts)
                         Three months ended  Nine months ended
                            September 30             September 30
                           1994*     1993       1994*     1993**

Per Common Share Amounts
   Income before extraordinary items
   and cumulative effect of changes in
   accounting principles   $.63      $.89      $2.49     $2.62
   Extraordinary items    (4.92)     (.02)     (4.94)     (.12)
   Cumulative effect of changes in
       accounting principles  --        --        --      (.04)
Net Income (Loss)        $(4.29)     $.87     $(2.45)    $2.46
Dividends declared per
   common share            $.69      $.67      $2.07     $2.01
Weighted average number of
   common and equivalent
   shares outstandin     437.3     436.4      437.3     435.9

Other Selected Data
                                            September 30
                                        1994      1993
Return on Average Common Equity
          Three months ended            (10.1)%        18.6%
          Nine months ended             ( 8.3)%        18.0%
Total Assets (millions)             $24,517.9      $28,776.3
Total Employees                      72,900         73,200

* Effective August 1, 1994, the company's telephone subsidiaries discontinued application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation."

** Restated in the fourth quarter of 1993 to reflect the cumulative effect of the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits," effective January 1, 1993.

BELL ATLANTIC CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (unaudited)
(In millions)
                                    Nine Months Ended September 30,
                                         1994                   1993
Cash Flows from Operating Activities
   Net income (loss)                  $(1,069.7)           $1,070.3
   Depreciation and amortization        1,972.4             1,895.3
   Extraordinary items                  2,156.7                54.3
   Cumulative effect of changes in
      accounting principles               --                   19.8
   Other, net                            (514.6)                5.8
Net Cash Provided by Operating
   Activities                           2,544.8             3,045.5
Net Cash Used in Investing
   Activities                            (956.6)           (1,433.0)
Net Cash Used in Financing
   Activities                          (1,508.2)           (1,637.4)
Increase (Decrease) in Cash and
   Cash Equivalents                        80.0               (24.9)
Cash and Cash Equivalents,
   Beginning of Period                    146.1               296.0
Cash and Cash Equivalents,
   End of Period                      $   226.1           $   271.1


BELL ATLANTIC MOBILE
Selected Operating Statistics (unaudited)
(Reflects restructure of NYSMSA partnership on May 1, 1994)
(In thousands, except percentages and revenue per subscriber)

                                   September 30
                         1994      1993      Percent Change

Total Owned POPs(1)      35,064    35,071          0.0
Controlled MSA POPs(1)   32,519    27,883         16.6
Controlled RSA POPs(1)    3,875     3,539          9.5
Controlled
   Penetration(1)(3)          3.98%     2.64%     50.9
Total Subscribers(2)      1,449.7     892.7       62.4  [57.5% normalized]
Third-Quarter Cellular Operations
   Revenue(4)          $267,577   $201,005        33.1  [45.6% normalized]
Third-Quarter Cellular Operations Revenue
   per Subscriber
   per Month(4)             $72       $78         (7.7)  [(5.9%) normalized]

Uncollectibles for the quarter ended September 30, 1994, were less than 2 percent of total revenue, and average monthly churn for the quarter remained below 2 percent of the total customer base.

(1) 1994 population data source is different from 1993 source. 1994 Controlled MSA POPs include approximately 5 million Northern New Jersey POPs managed by Bell Atlantic Mobile pursuant to the restructured
NYSMSA partnership arrangement, effective May 1, 1994.

(2) 1994 includes subscribers managed by Bell Atlantic Mobile pursuant to the restructured NYSMSA partnership arrangement. Some of these customers were managed by NYNEX Mobile prior to 1994. 1993 includes subscribers from Bell Atlantic Mobile's Northern New Jersey reseller operation that, effective May 1, 1994, are part of the NYSMSA partnership. Excluding 1994 customers previously managed by NYNEX, the normalized growth rate would have been 57.5 percent.

(3) 1993 Controlled Penetration is calculated using controlled subscribers over total controlled POPs.

(4) Includes Northern New Jersey reseller operation for three months in 1993. Normalized growth rates for revenue and revenue per subscriber would have been 45.6 percent and -5.9 percent respectively.